NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

ACT SEA
SECTION 14(a)
RULE 14a-8(b), (c), (f)
(i)(3), (i)(4), (i)(7)
PUBLIC
AVAILABILITY May 1, 2009

[redacted]

09005285

April 27, 2009

Joseph R. Fleming, Esq.
Dechert LLP
200 Clarendon Street, 27th Floor
Boston, MA 02116-5021

Re: Fidelity U.S. Government Reserves and Fidelity Cash Reserves – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. Fleming:

In a letter dated March 23, 2009, on behalf of Fidelity Phillips Street Trust (the "Trust") and on behalf of its series, Fidelity U.S. Government Reserves and Fidelity Cash Reserves (each a "Fund" and collectively, the "Funds"), you requested confirmation from the staff of the Division of Investment Management that it would not recommend an enforcement action to the Securities and Exchange Commission if the shareholder proposal (the "Proposal") submitted by Mr. Matthew W. Lechner, which you state was received by the Funds on June 4, 2008, is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the next shareholder meeting of the Funds, which has been scheduled for July 15, 2009. The Proposal states:

> "The undersigned person, being a shareholder, hereby proposes that the two following policies be adopted:
>
> (1) That Fidelity publish and distribute to each shareholder by email or regular post a statement of policies detailing the rules and procedures pertaining to the brokerage and valuation of the money market securities and/or other instruments within the fund(s), and that a signed compliance statement be included.
>
> (2) That Fidelity publish and distribute to each shareholder by email or regular post a quarterly estimate of brokerage costs including, as may be applicable, estimates of the dealer spreads including interest or discount paid or received, incurred with respect to trading of money market securities and/or other instruments if not deemed securities; and that such estimate shall include a breakdown with corresponding dollar amounts for the top twenty five brokers and/or counterparties dealing with the buying and selling or hypothecation of securities or investment instruments for the fund(s), and that a signed compliance statement be included. This accounting shall include information disclosing what remuneration if any is gained by the Fidelity dealer desk for that quarter. A provision for noninterested shareholders to opt out of this reporting may be included, however the default shall be in favor of reporting to the shareholder."

You request our assurance that we would not recommend enforcement action to the Commission if the Funds exclude the Proposal because the Proponent has not provided sufficient information to determine whether he has met the eligibility requirements under Rule 14a-8(b); and because the Proposal consists of two distinct proposals, which violates Rule 14a-8(c). You state that after being timely notified of the Proposal's procedural and eligibility defects, the Proponent failed to cure such defects within the time prescribed by Rule 14a-8(f). You further state that even if the Proponent had met the procedural and eligibility requirements of Rule 14a-8, the Proposal may properly be excluded from the Funds' proxy materials for the following substantive reasons:

- the Proposal deals with matters relating to the Funds' ordinary business operations – Rule 14a-8(i)(7);
- the Proposal, although neutral on its face, represents the Proponent's personal grievance against Fidelity and the Funds and is designed to further the Proponent's personal interest – Rule 14a-8(i)(4); and
- the Proposal and the Supporting Statement are materially false and misleading in violation of the Commission's proxy rules because they impugn the Funds, their investment adviser and its affiliates without factual foundation, and contain statements that are irrelevant, vague and confusing to shareholders – Rule 14a-8(i)(3).

There appears to be some basis for your view that the Proposal may be excluded pursuant to Rule 14a-8(f). *See, e.g.*, Viad Corp (pub. avail. March 19, 2007). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. It appears that the Proponent did not respond to the Funds' request for this statement. Accordingly, the staff of the Division of Investment Management would not recommend enforcement action against the Funds if they omit the Proposal from their Proxy Materials in reliance upon Rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which the Funds rely.

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call the staff of the Division of Investment Management, Office of Disclosure and Review at (202) 551-6921.

cc: Matthew W. Lechner

Dechert
LLP

200 Clarendon Street
27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

March 23, 2009

SEC Mail
Mail Processing
Section

MAR 23 2009

Washington, DC
109

VIA HAND DELIVERY AND E-MAIL

Office of Legal and Disclosure
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Fidelity U.S. Government Reserves and Fidelity Cash Reserves – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Fidelity Phillips Street Trust (the "Trust"),[1] and on behalf of its series, Fidelity U.S. Government Reserves and Fidelity Cash Reserves (each a "Fund" and collectively, the "Funds"),[2] to request confirmation from the staff of the Division of Investment Management (the "Staff") that it will not recommend enforcement to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described in this letter is omitted from the proxy statement and form of proxy (the "Proxy Materials") for the next shareholder meeting of the Funds, which has been scheduled for July 15, 2009 (the "Shareholder Meeting").

On June 4, 2008, the Trust received a letter by certified mail addressed to Mr. Edward C. Johnson 3d[3] from Mr. Matthew W. Lechner (the "Proponent"), requesting that two proposals (the "Proposal") be submitted to shareholders at a shareholder meeting for the Funds. A copy of the Proposal and its supporting statement (the "Supporting Statement") are attached hereto as Exhibit A. It requests that the Funds make certain disclosures to shareholders regarding the Funds' brokerage and valuation policies and the Funds' brokerage transactions. The Proposal states:

> "The undersigned person, being a shareholder, hereby proposed that the two following policies be adopted:

---

1 The Trust is organized as a statutory trust under Delaware law.

2 Fidelity Management & Research Company ("FMR") is the Funds' investment adviser. FMR, together with its affiliates, may be referred to as "Fidelity" herein.

3 The letter was addressed "Edward C. Johnson III, Chmn. Fidelity Investments." Mr. Johnson is the Chairman of the Trust's Board of Trustees.

(1) That Fidelity publish and distribute to each shareholder by email or regular post a statement of policies detailing the rules and procedures pertaining to the brokerage and valuation of the money market securities and/or other instruments within the fund(s), and that a signed compliance statement be included.

(2) That Fidelity publish and distribute to each shareholder by email or regular post a quarterly estimate of brokerage costs including, as may be applicable, estimates of the dealer spreads including interest or discount paid or received, incurred with respect to trading of money market securities and/or other instruments if not deemed securities; and that such estimate shall include a breakdown with corresponding dollar amounts for the top twenty five brokers and/or counterparties dealing with the buying and selling or hypothecation of securities or investment instruments for the fund(s), and that a signed compliance statement be included. This accounting shall include information disclosing what remuneration if any is gained by the Fidelity dealer desk for that quarter. A provision for noninterested shareholders to opt out of this reporting may be included, however the default shall be in favor of reporting to the shareholder."

We submit that the Proposal may be properly excluded from the Funds' Proxy Materials because (i) the Proponent has not provided sufficient information to determine whether he has met the eligibility requirements under Rule 14a-8(b); and (ii) the Proposal consists of two distinct proposals, which violates Rule 14a-8(c). After being timely notified of the Proposal's procedural and eligibility defects, the Proponent failed to cure such defects within the time prescribed by Rule 14a-8(f).

Moreover, even if the Proponent had met the procedural and eligibility requirements of Rule 14a-8, we submit that the Proposal may properly be excluded from the Funds' Proxy Materials for the following substantive reasons, which are fully discussed below:

- The Proposal deals with matters relating to the Funds' ordinary business operations – Rule 14a-8(i)(7).
- The Proposal, although neutral on its face, represents the Proponent's personal grievance against Fidelity and the Funds and is designed to further the Proponent's personal interest – Rule 14a-8(i)(4).
- The Proposal and the Supporting Statement are materially false and misleading in violation of the Commission's proxy rules because they impugn the Funds, their investment adviser and its affiliates without factual foundation, and contain statements that are irrelevant, vague and confusing to shareholders – Rule 14a-8(i)(3).

I. DISCUSSION

A. The Proponent has not provided sufficient information to determine whether he has met the eligibility requirements under Rule 14a-8(b), and after being timely notified of the Proposal's defects as required by Rule 14a-8(f), the Proponent failed to cure such defects.

In order to submit a shareholder proposal under Rule 14a-8, a shareholder must satisfy certain eligibility requirements. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the shareholder fails to comply with the eligibility or procedural requirements of Rule 14a-8, provided that the company notifies the proponent of the deficiency and the proponent subsequently fails to correct the deficiency within 14 days of receiving such notice.

A proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal.[4] If the proponent is not a record owner, such proponent must provide certain information from the record owner showing his share ownership. Regardless of whether the proponent is a record owner, the proponent must also provide a written statement at the time of a proposal that he or she intends to continue to hold the requisite securities through the date of the meeting of shareholders.[5] The Staff has granted no-action relief concerning a company's omission of a proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b).[6]

The Proponent does not meet the eligibility requirements of Rule 14a-8(b). The Trust was able to verify the Proponent's ownership of the requisite shares of Fidelity Cash Reserves. However, based on the information provided at the time the Proposal was submitted, the Trust was unable to determine whether the Proponent owned the requisite shares of Fidelity U.S. Government Reserves. Additionally, the Proponent's original submission did not include a statement of his intent to hold the requisite securities of each Fund through the date of the next Shareholder Meeting, as required by Rule 14a-8(b)(2).

---

4 Rule 14a-8(b)(1).

5 Rule 14a-8(b)(2).

6 *See, e.g., General Motors Corp.* (Apr. 5, 2007) (concurring with the exclusion of a stockholder proposal and noting that "the proponent appear[ed] to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)"); *Yahoo! Inc.* (Mar. 29, 2007); *CSK Auto Corp.* (Jan. 29, 2007); *Motorola, Inc.* (Jan. 10, 2005), *Johnson & Johnson* (Jan. 3, 2005); *Agilent Technologies, Inc.* (Nov. 19, 2004); *Intel Corp.* (Jan. 29, 2004); *Seagate Technology* (Aug. 11, 2003); *J.P. Morgan Chase & Co.* (Mar. 13, 2002).

On June 17, 2008, the Secretary of the Trust, on behalf of the Funds, mailed to the Proponent, via overnight mail, a letter (the "Notice"), a copy of which is attached hereto as Exhibit B, alerting the Proponent to the defects in the Proposal. The Notice complied with the requirements of Rule 14a-8(f) and informed the Proponent that, in accordance with Rule 14a-8(b)(1), the Funds could not verify the Proponent's holdings in Fidelity U.S. Government Reserves, and that the Proponent's original submission did not satisfy the requirements of Rule 14a-8(b)(2) because it did not include a statement of intent to hold the requisite shares of either Fund through the date of the next Shareholder Meeting. The Notice informed the Proponent that he had 14 calendar days from the date of receipt to remedy the Proposal. The Proponent has confirmed via electronic mail (on June 18, 2008) that he received the Notice;[7] however, the Proponent has not submitted any information verifying that he has held $2,000 worth of shares of Fidelity U.S. Government Reserves for one year prior to the date of his submission, nor did he submit a statement that he would continue to hold shares of each Fund through the date of the next shareholder meeting. As the Proponent has failed to comply with the requirements of Rule 14a-8(b), the Funds are entitled to exclude the Proposal from the Proxy Materials in accordance with Rule 14a-8(f).

B. The Proposal includes two distinct proposals, and after timely notice of this defect, the Proponent has failed to revise the Proposal to eliminate one of the proposals; therefore, the Proposal is excludable under Rule 14a-8(c).

Rule 14a-8(c) permits a shareholder to submit one shareholder proposal for inclusion in the proxy materials for a particular shareholder meeting. The Staff consistently has taken the position that substantially distinct proposals may not be considered a single proposal for purposes of Rule 14a-8(c).[8] The Proponent structured the Proposal as two distinct ideas by using numbers to identify his two separate proposals. Item one of the Proposal requests that Fidelity publish and distribute to shareholders the Funds' rules and procedures pertaining to brokerage and valuation. Item two of the Proposal requests that Fidelity publish and distribute to shareholders a detailed report that includes quarterly estimates of brokerage costs, including estimates of dealer spreads, and includes a breakdown of the top twenty-five brokers dealing with buying and selling or hypothecation of securities, and also includes information on remuneration gained by Fidelity dealers for that quarter. The mere fact that each item of the Proposal refers to "brokerage" is not sufficient to combine these two items and treat them as a single proposal for purposes of Rule 14a-8. Item one is separate and distinct because it requests information about existing policies with respect to not only brokerage, but also valuation. Item two is distinct in that it will require

7 The email is attached as Exhibit C.

8 *See, e.g., American Electric Power Co., Inc.* (Jan. 2, 2001); *First Federal Bankshares, Inc.* (Sept. 18, 2000); *IGEN International, Inc.* (Jul. 3, 2000); and *Fotoball USA, Inc.* (May 6, 1997). In certain limited circumstances, the Staff has taken the position that multiple proposals will be deemed to constitute one proposal if they are related to a single, well-defined unifying concept. *See* Release No. 34-12999 (Nov. 22, 1976).

the Funds to prepare quarterly data reports regarding brokerage and commissions in connection with Fund transactions.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to cure the proposal's procedural deficiencies in order to satisfy the "one proposal" requirement of Rule 14a-8(c), but only if the company timely notifies the proponent of the problem and the proponent subsequently fails to correct the deficiency within the required time period set forth in Rule 14a-8(f).[9] The Notice informed the Proponent that his Proposal comprised two proposals and informed the Proponent that he would need to revise his Proposal to include only one proposal. The Notice indicated that the Proponent's response had to be postmarked or transmitted electronically within 14 calendar days of receipt by the Proponent.[10] As noted above, the Proponent did not submit a revised proposal within the time period set forth in Rule 14a-8(f). Accordingly, the Funds may properly exclude the Proposal from the Proxy Materials under Rules 14a-8(c) and 14a-8(f)(1).

C. The Proposal deals with matters relating to the Funds' ordinary business operations, and is, therefore, excludable under Rule 14a-8(i)(7).

A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." The Commission has explained that the policy underlying the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: (i) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission has stated that a proposal requesting that the company prepare a special report may be excluded under the "ordinary business" exclusion if the subject matter of the requested report involved a matter of ordinary business.[11]

The Proposal implicates the ordinary business operations of the Funds by asking the Funds to "publish and distribute" information regarding brokerage and valuation policies and data regarding brokerage costs, additional to the information about these topics that the Commission

---

9 *See Texaco* (Jan. 16, 2001) (stating that "[w]e are unable to concur in your view that Texaco may exclude the second proposal under Rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in Rule 14a-8(c), it appears that Texaco did not request that the proponent reduce the proposals to cure the deficiency as required by Rule 14a-8(f).")

10 *See* Exhibit B.

11 *See* Release No. 34-20091 (Aug. 16, 1983). Prior to this release, the SEC's position was that proposals requesting the preparation of special reports or the formulation of special committees were not excludable under the predecessor to Rule 14a-8(i)(7).

already requires be included in the Funds' registration statements and reports to shareholders. The information requested in the Proposal relates to functions that are fundamental to the management of each Fund's portfolio of investments. The Staff has stated that it is of the view that "the ordinary business operations of an investment company include buying and selling portfolio securities."[12] The Staff has also granted no action relief to exclude a proposal under 14a-8(i)(7) where the fund argued that its ordinary business operations included "the selection of investments ..., the purchase and sale of securities and the management of the [f]und's portfolio of investments."[13]

This position is supported by each Fund's management contract with Fidelity, which provides that, subject to the supervision of the Board, Fidelity directs "the investments of the [Fund] in accordance with the investment objective, policies and limitations as provided in the [Fund's] [p]rospectus." The management contract goes on to authorize Fidelity "in its discretion and without prior consultation with the [Fund], to buy, sell, lend and otherwise trade in any stocks, bonds and other securities and investment instruments on behalf of the [Fund]." Fidelity is also authorized to "place all orders for the purchase and sale of portfolio securities for the [Fund's] account with brokers or dealers selected by [Fidelity], which may include brokers or dealers affiliated with [Fidelity]."

The Funds' policies with respect to the brokerage and valuation are an integral part of its primary business operations of buying and selling securities and managing the Funds' investment portfolios. Selecting brokers and other counterparties to effectuate portfolio transactions for the Funds is one way by which Fidelity, through its portfolio management expertise, seeks to add value for its customers on a daily basis. It is fundamental to Fidelity's ability to manage each Fund's operations. By seeking to impose the reporting obligations separate from existing reporting obligations under SEC rules or disclosure requirements, the Proposal touches on issues central to the day-to-day management of each Fund. In doing so, the Proposal is attempting to "micro-manage" the Funds' brokerage and valuation operations. Fidelity bases its selection of brokers and other counterparties to effectuate the Funds' portfolio transaction on a number of complex factors. Given this, shareholders as a group would not be in a position to make an informed judgment about the Funds' brokerage and valuation practices based on the reporting obligations in the Proposal.

The Proposal, accordingly, may be omitted pursuant to Rule 14a-8(i)(7) because it relates to an ordinary business operation of each Fund and seeks to "micro-manage" the Funds' brokerage and valuation practices.

---

12 *See, e.g.*, College Retirement Equities Fund (May 3, 2004) ("2004 CREF Letter").

13 *Morgan Stanley Africa Investment Fund, Inc.* (Apr. 26, 1996).

D. The Proposal has been submitted to redress the Proponent's personal grievance, and is not intended for the benefit of all other shareholders at large, and therefore the Proposal is excludable under Rule 14a-8(i)(4).

A proposal may be omitted under Rule 14a-8(i)(4) if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to...further a personal interest, which is not shared by the other shareholders at large." The Commission has explained that the Rule was designed to prevent shareholders from abusing the proposal process in order to achieve personal goals that are not necessarily in the common interest of other shareholders.[14]

A company may exclude a proposal if the facts establish that the proponent is using the proposal as a tactic to redress a personal grievance or gain a personal interest. Furthermore, proposals presented in broad terms that would suggest a general shareholder interest can still be omitted from a proxy statement when motivated by a proponent's personal concerns.[15] Where a proposal appears neutral on its face, the Staff must make a factual determination as to the proponent's intent behind the proposal based upon circumstantial evidence.[16]

While we acknowledge that the Proposal may be drafted so as to appear to be of general interest to all shareholders, the Supporting Statement suggests that the Proposal stems from a past disagreement the Proponent has with Fidelity Investments Institutional Services Company ("FIIS"), a Fidelity entity separate and distinct from the Funds that provides brokerage services. The Supporting Statement states that the Proposal is "necessary due to Fidelity's brokerage policies recently confirmed in writing to the NASD..." This disagreement, which relates to placing customer securities out for bid, is documented through (i) a complaint the Proponent made to NASD,[17] a copy of which is attached hereto as Exhibit C; and (ii) emails from the Proponent directed to Fidelity's customer service department and the secretary of the Fidelity Funds, copies of which are attached hereto as Exhibit D.[18]

---

14 *See* Release No. 34-20091 (Aug. 16, 1983); *see also Pfizer Inc.* (Feb. 5, 2003).

15 *See* Release No. 34-19135 (Oct. 14, 1982); *see also Burlington Northern Santa Fe* (Feb. 5, 1999) (despite the fact that the shareholder's nine proposals all related to various aspects of the company's operation, circumstances surrounding the proposals demonstrated that they were related to the redress of a personal claim or grievance rather than any broad shareholder interest); *Boeing Co.* (Feb. 4, 1998); *Teleprompter Corp.* (Mar. 9, 1979).

16 *See* Release No. 34-19135 (Oct. 14, 1982); *see also Dow Jones & Company, Inc.* (Jan. 24, 1994); *Occidental Petroleum Corporation* (Apr. 4, 1983); *General Electric Company* (Jan. 26, 1983).

17 NASD is now the Financial Industry Regulatory Authority (FINRA).

18 The Proponent alleges that, in April 2006, he requested that FIIS put a bond position out for public bid, as opposed to selling the bond in-house. He further alleges that FIIS declined to honor his request until he threatened legal action.

Since April 2008, the Proponent has contacted various Fidelity customer service representatives with numerous emails stating his dissatisfaction with FIIS's handling of a securities transaction that is unrelated to the Funds and the fact that Fidelity did not include his untimely submission of the same shareholder proposal in the proxy materials for a 2006 shareholder meeting.[19] Many of the Proponent's emails are abusive and threatening in tone. The Proponent is concerned only with his personal claim or grievance regarding FIIS's brokerage operations and is indifferent to any benefit to the Funds' other shareholders.

It is evident based on his email communications that the Proponent's motivation for submitting the Proposal is to redress his grievance with FIIS and not to advance an interest common to shareholders at large. The content of the Proponent's emails, combined with the indirect reference to his NASD complaint against FIIS in the Supporting Statement, illustrate that the Proposal is, in fact, intended to further the Proponent's personal grievance.

The Commission has expressed the view that it is appropriate to exclude a proposal if the proponent's long standing history of confrontations with a company indicates a personal claim or grievance that the proponent is attempting to redress through the proposal process.[20] The Commission has specifically rejected this type of misuse of the shareholder proposal process and has characterized the cost and time involved as a disservice to a company and its shareholders.[21] Although the Proposal is arguably neutral on its face, the facts and circumstances surrounding the Proposal suggest the Proponent's motivation for submitting the Proposal is to redress a personal grievance. Thus, the Funds should be permitted to exclude the Proposal from the Proxy Materials in accordance with Rule 14a-8(i)(4).

---

[19] In June 2006, the Proponent sent the Proposal to the Fidelity Funds Board of Trustees for inclusion in the proxy materials for the July 19, 2006 shareholder meeting of Fidelity U.S. Government Reserves and Fidelity Cash Reserves. The Proposal was properly excluded from the July 2006 proxy materials under Rule 14a-8(f) because it was not submitted a "reasonable time" before the proxy materials were printed and mailed. The Proponent was notified in writing by the Applicants of the exclusion, and Applicants provided a copy of this letter to the Commission. A copy of this letter is attached as Exhibit E. (Proxy materials for this meeting had already been printed and mailed to shareholders.) Following the omission of the Proposal in 2006, the Proponent sent an email directed to Eric Roiter ("July 2006 Email"), secretary of the Funds at the time, expressing his discontent with the Funds' proper exclusion of the Proposal, a copy of which is attached hereto as Exhibit F. As discussed above, the Funds did not receive his "resubmitted" Proposal until June 4, 2008.

[20] *See* Release No. 34-19135 (Oct. 14, 1982).

[21] *Id.*

E. The Proposal and Supporting Statement are materially false and misleading in violation of Rule 14a-9 and, therefore, the Proposal is excludable under Rule 14a-8(i)(3).

A shareholder proposal may be properly omitted under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has recognized that reliance on Rule 14a-8(i)(3) to exclude a proposal or a statement within a proposal may be appropriate where, among other things, statements directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation.[22] Further, reliance on Rule 14a-8(i)(3) to exclude a shareholder proposal is appropriate where a proposal is so vague and indefinite that "neither the [shareholders] voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[23] Exclusion is also appropriate when the proposal and supporting statement, read together, have the same "vague and indefinite" result.[24] Such a proposal may be "misleading because any action ultimately taken by the [c]ompany upon implementation of [the proposal] could be significantly different from the action envisioned by shareholders voting on the proposal" and may, therefore, be excluded from proxy materials.[25] A separate but related ground for exclusion a proposal exists when substantial portions of a supporting statement are irrelevant to the subject matter of the proposal, making uncertain the matter on which shareholders are being asked to vote.[26]

The Proposal and Supporting Statement are excludable under Rule 14a-8(i)(3) for several reasons. First, the Supporting Statement indirectly impugns the character and integrity of the Funds and Fidelity without factual foundation. The Proposal requests that the Funds provide seemingly benign disclosure, but, in light of the Proponent's disagreement with Fidelity as noted above, the Supporting Statement alludes to improper conduct without factual support. The Supporting Statement states that in "Fidelity's brokerage operations for the public buy and sell orders for fixed income securities are routinely shielded from the marketplace." The Proponent does not cite, nor does he supply, any factual foundation for his accusations. He indirectly refers

---

22 *See* Staff Legal Bulletin 14B (Sept. 15, 2004).

23 *Id.*

24 *Id.*

25 *See Nynex Corporation* (Jan. 12, 1990); *Fuqua Industries, Inc.* (Mar. 12, 1991); *Philadelphia Electric Co.* (July 30, 1992); *Bristol-Myers Squibb Co.* (Feb. 1, 1999); *Wal-Mart Stores, Inc.* (April 2, 2001); and *Revlon, Inc.* (March 13, 2001). The Staff has also held that proposals are excludable when they request an action that is so broad and generic that they give no indication as to what is being voted on. *See The Travelers Corporation* (Dec. 11, 1980).

26 *See* Staff Legal Bulletin 14B (Sept. 15, 2004).

in the Supporting Statement to his complaint filed with the NASD, stating that such conduct was "recently confirm[ed] in writing to the NASD." Neither his Supporting Statement nor his Proposal provides any factual support for the claim that Fidelity's brokerage operations handle buy and sell orders for fixed income securities improperly.

Second, the Proposal and Supporting Statement are false and misleading because they are both inherently vague. In the Proposal and Supporting Statement, the Proponent treats the Funds and FIIS as the same entity, and attributes alleged practices of the latter entity to the Funds. The brokerage firm against which the Proponent's NASD complaint was made, FIIS, is a legal entity separate and distinct from the Funds. While FIIS may provide services to the Funds, it is autonomous in its operations. When the Proposal and Supporting Statement are taken together, a shareholder could be misled to believe that Proponent's NASD complaint about FIIS was actually made about the Funds, and that such complaint is related to the Proposal. The language of Item one requests that shareholders be provided with a statement of policies detailing the "rules and procedures pertaining to the brokerage and valuation of money market securities and/or other instruments within the fund(s)..." It is unclear from the Proponent's use of the word "rules" whether such requested disclosure would include a recitation of not only the Funds' policies with respect to valuation and brokerage, but also legal requirements such as Commission rules applicable to the Funds. This ambiguity would create uncertainty for those shareholders voting on the Proposal. Someone may be more or less likely to support a Proposal that could be interpreted in such a manner.

Also, the Supporting Statement is irrelevant to the Proposal, making the matter on which shareholders would be asked to vote confusing and unclear. Because Fidelity's brokerage affiliates are distinct legal entities from the Funds, the Supporting Statement's reference to the practices of Fidelity's brokerage operations is irrelevant to the information relating to the Funds' valuation and brokerage policies. Shareholders may be confused by the Supporting Statement and unclear about the matters on which they are being asked to vote.

The Proposal and the Supporting Statement are materially false and misleading in violation of Rule 14a-9 because they indirectly impugn the character and integrity of the Funds and Fidelity and are vague and irrelevant. Accordingly, the Proposal may be properly omitted pursuant to Rule 14a-8(i)(3).

II. CONCLUSION

In view of the fact that the Proponent has not met the procedural and eligibility requirements for submitting a shareholder proposal under Rule 14a-8(b) and the Proponent has submitted more than one proposal in violation of Rule 14a-8(c), the Funds, in accordance with Rule 14a-8(f) may properly exclude the Proponent's shareholder proposal from the Proxy Materials for the Shareholder Meeting.

Further, as discussed in detail above, we note that (1) the Proposal deals with matters relating to the Funds' ordinary business operations, (2) the Proposal is intended to redress the Proponent's personal grievance, and (3) the Proposal is false and misleading in violation of the Proxy Rules. Given this, we believe that the Funds may properly exclude the Proponent's shareholder proposal from the Proxy Materials for the Shareholder Meeting in accordance with each of Rule 14a-8(i)(7), Rule 14a-8(i)(4), and Rule 14a-8(i)(3).

Based on the foregoing, the Funds respectfully request confirmation from the Staff that it will not recommend enforcement action to the Commission if the Funds exclude the Proposal from the Proxy Materials for the Shareholder Meeting. We respectfully request that the staff waive the requirement under Rule 14a-8(j) that the Funds file reasons for excluding the Proposal no later than 80 calendar days before filing a definitive form of proxy with the Commission. Effective August 1, 2008, the Board of the Trustees of the Fidelity Funds was reorganized into two separate boards, including the Board overseeing the Trust, as well as the other Fidelity Fixed Income and Asset Allocation Funds. In the wake of this reorganization, there have been changes to the schedule and frequency of Board meetings of the Trust. At a meeting on March 18-19, 2009, the Board of the Trust determined that, given the reorganization and the recent retirement of a Trustee pursuant to the Trust's retirement policy, it is necessary to hold a shareholder meeting to elect Trustees. In connection with setting record and meeting dates, the Board authorized the filing of this no action request. In order to hold the meeting on July 15, 2009, as planned, the definitive Proxy Materials will need to be filed and begin printing no later than May 23, 2009.

If you have any questions or need additional information, please contact the undersigned at 617.728.7161. If the Staff disagrees with our conclusion that the Proposal may be excluded from the Proxy Materials, we would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response. As required by Rule 14a-8(j), six copies of this letter and its attachments are enclosed and a copy is being forwarded concurrently to the Proponent.

Sincerely,

Joseph R. Fleming

cc: Matthew W. Lechner

Certified Mail Article # 7006 2150 0000 5907 0005

**SHAREHOLDER PROPOSAL
TENDERED FOR
SPECIAL MEETING OF SHAREHOLDERS
OF FIDELITY U.S. GOVERNMENT RESERVES
AND FIDELITY CASH RESERVES
SCHEDULED FOR JULY 19, 2006**

The undersigned person, being a shareholder, hereby proposes that the two following policies be adopted:

1) **That Fidelity publish and distribute to each shareholder by email or regular post a statement of policies detailing the rules and procedures pertaining to the brokerage and valuation of the money market securities and/or other instruments within the fund(s), and that a signed compliance statement be included.**

2) **That Fidelity publish and distribute to each shareholder by email or regular post a quarterly estimate of brokerage costs including, as may be applicable, estimates of the dealer spreads including interest or discount paid or received, incurred with respect to trading of money market securities and/or other instruments if not deemed securities; and that such estimate shall include a breakdown with corresponding dollar amounts for the top twenty five brokers and/or counterparties dealing with the buying and selling or hypothecation of securities or investment instruments for the fund(s), and that a signed compliance statement be included. This accounting shall include information disclosing what remuneration if any is gained by the Fidelity dealer desk for that quarter. A provision for noninterested shareholders to opt out of this reporting may be included, however the default shall be in favor of reporting to the shareholder.**

The undersigned shareholder submits that these requests are reasonable and necessary due to Fidelity's brokerage policies recently confirmed in writing to the NASD whereby in Fidelity's brokerage operations for the public buy and sell orders for fixed income securities are routinely shielded from the marketplace.

SIGNED MATTHEW LECHNER

Matthew W. Lechner, 6 Ebenezer Lane, Pound Ridge, NY 10576

**cc: Claudia Lee, NASD
Jack McCreary, U.S. Securities & Exchange Commission**

May 18, 2008
Demand is hereby made that this proposal be submitted to a shareholders' meeting as soon as possible Matt Lechner

7/12/2006

Matt Lechner

Exhibit B

FIDELITY PHILLIPS STREET TRUST
Fidelity Cash Reserves
Fidelity U.S. Government Reserves

VIA OVERNIGHT MAIL

June 17, 2008

Mr. Matthew W. Lechner
6 Ebenezer Lane
Pound Ridge, NY 10576

Dear Mr. Lechner:

On June 4, 2008 your shareholder proposal in the form of certified mail addressed to Mr. Edward C. Johnson, Chairman, Fidelity Investments, dated May 28, 2008, was received in the principal executive offices of Fidelity Cash Reserves ("Cash Reserves") and Fidelity U.S. Government Reserves ("U.S. Government Reserves," together with Cash Reserves, the "Funds"), each a fund of Fidelity Phillips Street Trust (the "Trust").

We are currently evaluating your submission under Rule 14a-8 of the Securities Exchange Act of 1934. Please be advised that the Funds are not required to hold annual shareholders' meetings. No meeting is currently scheduled for Cash Reserves or U.S. Government Reserves and we do not expect a shareholder meeting will be held until it is necessary to do so under the Trust's governing documents and/or applicable law.

While the date of the Funds' next shareholder meeting is yet to be determined, you should know that Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal and "must continue to hold those securities through the date of the meeting." We were able to confirm your holdings with respect to Cash Reserves; however, Rule 14a-8(b)(2) states that you "will still have to provide the company with a written statement that you intend to hold the securities through the date of the meeting of shareholders." Thus, we request that you provide a written statement that you intend to continue to hold your shares of Cash Reserves through the date of the next shareholders' meeting (which as stated above, has yet to be determined). With respect to U.S. Government Reserves, as provided in Rule 14a-8(b)(2), we request that you provide us with information about your holdings so that we may verify your eligibility to submit a shareholder proposal for U.S. Government Reserves. We also request that you provide a written statement that you intend to continue to hold your shares of U.S. Government Reserves through the date of the next shareholders' meeting. In this regard, please see subparagraph (b)(2) of Rule 14a-8, a copy of which is enclosed with this letter for your reference.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." We note that your communication dated May 18, 2008 includes two proposals; thus, you will need to revise your submission.

FMR Co. Legal Department
82 Devonshire Street
Boston, MA 02109-3614

Fidelity INVESTMENTS

In accordance with Rule 14a-8(f)(1), by this letter we hereby provide you with the opportunity to: (i) provide us with information regarding your holdings with respect to shares of U.S. Government Reserves so that we may verify your eligibility to submit a shareholder proposal for U.S. Government Reserves; (ii) provide a written statement that you intend to continue to hold the shares of the Funds through the date of the next shareholders' meeting; and (iii) revise your proposal to reduce the number of proposals submitted by you to within the limits set forth in Rule 14a-8(c). Rule 14a-8(f)(1) requires that "[y]our response must be postmarked, or transmitted electronically, no later than 14 days from the date" you receive this notification.

Please direct all further correspondence with respect to this shareholder proposal to the undersigned at 82 Devonshire, Mailzone V10E, Boston, MA 02110 or by fax at 617-385-1331.

In closing, this letter shall not be deemed to waive any right of either Cash Reserves or U.S. Government Reserves to omit any or all of your proposals from the proxy materials for the Funds' next shareholders' meeting for any other reason.

Sincerely,

Scott C. Goebel
Secretary

Enclosure

Exhibit C

NASD Investor Complaint Center

Please use your browser's print command to print this page. When you are finished, click the Close Window button at the bottom of the page.

Type of Complaint:	Manipulation of security price or volume

Account Information:

Brokerage Firm Name:	FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC. (CRD#: 17507)
Salesperson Name:	Matthew Lechner
Business Address:	6 Ebenezer Lane Pound Ridge, NY 10576 USA
Work Phone:	(914) 234-7475

Customer Information:

Your Name:	Mr. Matthew Lechner
Mailing Address:	6 Ebenezer Lane Pound Ridge, NY 10576 USA
Work Phone:	(914) 234-7475
Home Phone:	(914) 234-2337
Fax:	Not Provided
E-Mail Address:	mattlechner@optonline.net
Subscribe to Investor News:	Yes

Complaint Details:

Security Type:	Bond - Municipal
Security Symbol:	Not Provided
Security Name:	Not Provided
Dates of Transaction or Activity:	From: 4/5/2006 To: 4/5/2006
Problem(s) Reported:	Primary: Other Secondary: Not Provided
Amount in Dispute:	$103,875.00
Complaint Summary:	Request is hereby made for the NASD to investigate, censure, and fine Fidelity for refusing to put customer bonds out for bid. This may be confirmed by recorded telephone calls of today between myself and Fidelity supervisor Denise Cox. We requested they put a $100,000 face bond position out for bid, and they refused until we stated we would report them to the regulators, at which time they did put the bonds out for bid and received a significantly higher price than what their principal desk offered. They advertise themselves as a 'brokerage firm' which means they have to act as a broker when reasonably asked, and they apparently have a firm policy NOT to get bids on bonds, which is ridiculous and unlawful. Instead, they sequester customer bond sell orders for their own dealer desk only, at the expense of the customer who is cut off from the market.

	Had we not insisted on their putting the bonds out to bid, we would have had to accept their desk offer which was approximately $1000 lower on a $103,000 transaction, which is a very significant differential. Even more significant is that they appear to do this on a systematic basis. If they advertise themselves as a broker, which they do, they have to be a broker when asked. Their policy not to get bids when asked is actually completely ridiculous and arrogant, and fraudulent because they advertise themselves as a broker.
Documentation Available:	Other: recorded phone calls

Actions You Have Taken:

Firm Contact:

Have you complained to the Firm?	Yes
Details of complaint to the Firm:	Trade confirmation number is D3H1652.

Other Regulatory Contact:

Have you contacted other regulators?	No

Arbitration:

Have you filed an arbitration claim?	No
Would you like information on arbitration and mediation?	Yes

Legal Action Taken:

Have you taken legal action?	No

Close Window

From: Matt Lechner [mailto:matt@financialriskconsulting.com]
Sent: Sun 5/18/2008 10:24 PM
To: FidelityCustSubsc
Subject: FORWARD TO EDWARD C. JOHNSON III,CHAIRMAN; AND JUDGE JOHN S. MARTIN JR.

5/18/2008 REGARDING THE SHAREHOLDER PROPOSAL: In the hope of your not diverting it again, a handwritten note has been added requesting that it be submitted as soon as possible to a shareholders' meeting. A PDF File containing the proposal is attached.

MY INTUITION IS BRIDGEPORT IS BETTER. THE FEDERAL PEOPLE ARE THERE, AND WHAT YOU DID REALLY HAS MULTI-STATE IMPLICATIONS AND I DON'T KNOW IF WHITE PLAINS WILL DEAL WITH THAT. PLUS, BRIDGEPORT IS PRETTY CONVENIENT TO BOSTON SO YOU FOLKS CAN JUST GET RIGHT ON THE TRAIN TO GO TO THE COURT HEARINGS. SAD IS IT LIKE THAT, BUT THE ARROGANCE CAME FROM YOU. SO, I THINK IT'S TIME TO LET MY FINGERS DO THE WALKING IN THE BRIDGEPORT YELLOW PAGES.

LET'S FIRST SEE IF THE FIDELITY TOP BRASS WILL DEAL WITH THE ISSUES. DOES THAT SOUND FAIR TO YOU ?

I'M JUST THINKING OUT LOUD THOUGH, SHOULD WE GO WITH WHITE PLAINS, OR BRIDGEPORT TO FILE THE SUIT ? EITHER ONE I GUESS.

WE'LL GIVE MR. JOHNSON A CHANCE TO SET THIS RIGHT, BUT BASED ON WHAT YOU HAVE DONE, THIS LOOKS LIKE A PRETTY SERIOUS LAWSUIT WITH SOME PRETTY SERIOUS SUBPOENAS. HAVE YOU EVER BEEN TO WHITE PLAINS ? THAT'S WHERE THE COURTS ARE.

I KNOW THIS IS A LOT OF EMAILS TO SEND YOU, BUT WITH A LAWSUIT AND ALL, ON THE HORIZON - ANYWAY, I AM JUST KIND OF WONDERING, WHY DID THE SHAREHOLDER PROPOSAL GET DIVERTED ? YOU JUST BASICALLY CHUCKED IT. THAT'S NOT ALLOWED. DO THE MULTI-BILLIONAIRE JOHNSONS THINK THAT REGULAR SHAREHOLDERS SHOULD NOT BE ALLOWED TO USE THEIR RIGHTS TO MAKE SHAREHOLDER PROPOSALS ? OR WAS IT THAT THE PROPOSAL HAD TO DO WITH DISCLOSING BROKERAGE EXPENSES ? AN "INCONVENIENT" SHAREHOLDER PROPOSAL, FOR THEM, I GUESS. GOD FORBID YOU BE HONEST ABOUT BROKERAGE EXPENSES. ESPECIALLY IF YOU KEEP BOND TRADES CAPTIVE TO YOUR OWN TRADING DESK. BUT, ILLEGAL FOR YOU TO HAVE DIVERTED THE PROPOSAL. VERY ILLEGAL ACTUALLY.

I HAVE A COPY OF MR. LYNCH'S BOOK IN MY INVESTMENT LIBRARY - MAYBE I'LL THROW IT IN THE GARBAGE. I REALLY DON'T WANT A BOOK ON MY SHELF FROM A MONEY MANAGER WHO TOOK A BUNCH OF BRIBES. SUCH A "BOY MAKES GOOD" STORY TOO. BUT ON THE SIDE THE GUY IS GETTING GREASED. I GUESS THAT'S YOUR VERSION OF "FIDELITY". SADLY, IT'S IN KEEPING WITH OUR EXPERIENCE WITH YOUR FIRM.

THE RETALIATION AND HARASSMENT ADD A NEW DIMENSION THOUGH. THAT'S WHY THIS IS GOING TO COURT.

AND DO YOU KNOW WHAT THE REAL QUESTION WILL BE, IN COURT, DID YOU CREATE AN ATMOSPHERE WHERE ILLEGALITY IS FOSTERED ? YOU CERTAINLY LIED TO US. YOU HELD YOURSELVES OUT AS BROKERS, BUT IT TURNED OUT YOU REALLY WEREN'T, OR ONLY SORT OF, WHEN YOU WANT TO BE. THEN YOU DIVERTED A LEGITIMATE SHAREHOLDER PROPOSAL, THAT IS REALLY REALLY ILLEGAL. THEN WE FOUND OUT ONE OF YOUR CHIEF HONCHO'S IS MIXED UP IN BROKERAGE PAYOFFS. THEN YOU RETALIATED.

VERY NICE - YOU CAN EXPLAIN IT TO A JURY.

I AM GOING TO GUESS AT WHAT THE LAWYER WILL SAY WHEN THEY SEE YOUR LETTER: RETALIATION AND HARASSMENT ON THE PART OF FIDELITY. PLAIN AND SIMPLE. OBVIOUS MOTIVE(S) TOO.

AND I AM GOING TO PRINT THIS OUT AND SEND IT TO HIS HIGHNESS MR. JOHNSON SO WHEN THE LAWSUIT COMES, HE CAN BE CALLED TO THE WITNESS STAND. YOU WANT TO BE SLEAZY - THAT'S YOUR CHOICE, BUT NOW YOU ARE GOING TO WIND UP IN COURT.

YOU PEOPLE ARE LIKE THE TELEPHONE COMPANY GONE ROTTEN. REALLY ROTTEN.

SO WHY DID MR. LYNCH HAVE TO TAKE THE BRIBES ? DIDN'T HAVE ENOUGH HONEST MONEY OF HIS OWN ?

OR IS THAT JUST HOW THINGS ARE DONE AT FIDELITY ?

NOT TO GET OFF TRACK HERE - YOU ARE GOING TO BE HELD LEGALLY ACCOUNTABLE FOR WHAT YOU HAVE DONE.

FORWARD TO CHRISTINA WHITLOCK: I AM IN RECEIPT OF YOUR LETTER OF MAY 13, 2008. NOW I AM GOING TO CALL A LAWYER.
YOUR FIRM IS A DISGRACE TO THE SECURITIES INDUSTRY AND TO THE UNITED STATES OF AMERICA.

TWO-FACED BRIBE-TAKING LYING HOODLUMS. I AM ALSO REPORTING YOU TO THE SEC, AGAIN.

---

looking at Mr. Pickell's letter - it appears you are reverting to the "no market access" policy for bond trading; you advertise yourselves as brokers, but when people want to sell their bonds - you refuse to provide normal brokerage services and instead force them to a sole-source approach which insures your own trading desk will benefit - within the spectrum of American business morals, only true crud would do that

---

and I will give you crooked smart alecs a piece of advice - give me a straight answer about the status of the shareholder proposal or I will guess there is a 99% probability it is going to wind up in a newspaper; I am sorry to be so blunt with you but when you are dealing with thugs you have to be direct - and, by the way you do business, you're thugs

---

one small thing though - I think you broke the law by deep 6-ing the shareholder proposal - and not just one of those "should-have" "might-have" "could-have" laws .... I think you really broke the law there - your "delegate" didn't say anything about putting it up for a vote - what are you going to do just chuck it in the garbage ?

---

you should consider merging with American Funds - morally you are about on par with each other, and then you could really steamroller people, and the heck with any rules or standards of conduct

---

it's interesting in a way, I used to teach financial planning at NYU and I would encourage young people and career changers to go into the financial services industry. never again as they say. not after learning what companies like American Funds and Fidelity are all about

---

5/4/2008 I received the letter from your fellow "delegate" Robert Pickell, and it is consistent with the repulsive level of incompetence and dishonesty that we have learned is what Fidelity is all about these days. "Thoroughly researched" the issue, did he ? I did not get a call or an email from him. That's thorough alright. Tell the little twirp that the contact was by letter, not phone. I used to really look up to the mutual funds industry - then I learned what American Funds and Fidelity are really all about - a bunch of crooked, cynical billionaire heirs. You are a disgusting company. I am not even going to respond to the rest of the bullshit it Pickell's letter. You are a disgusting company.

4/21/2008 alright, now you are getting regulatory complaints and you individually and Fidelity as a firm will get in trouble with the regulators for this and maybe also for ignoring our shareholder proposal which your general counsel apparently shunted off to the side

you are required to have a chief compliance officer, I am a shareholder and a fiduciary in regard to multiple accounts, and you have no right to keep the identity of the firm's chief complaince officer a secret

I understand it may be a little embarassing for them, i.e. your CCO, because the firm's spokesperson Peter Lynch just had to pay a huge fine for taking bribes, but that's your problem.

I am also going to write a letter to the editor of at least one of the major Boston newspapers because if you are going to act like hoodlums, maybe the papers will take an interest in it you are required to have a chief compliance officer, and it is not a secret position which you may shield from shareholders and fiduciaries

---

and to put it in context - you identify yourself with a peculiar title, apparently on behalf of Fidelity's legal department but you won't admit or deny that or say what department you're from, and now you refuse to identify the chief compliance officer; they may bar you from the securities industry for a few years

---

and, if it comes to that, you will be named personally in the complaints for withholding the information

---

I want their name, and their contact information and I want it now.

If I don't have it by noon Monday, complaint letters are going out to the SEC, the Massachusetts attorney general, and the New York attorney general.

I don't know who you people think you are, but you are a truly revolting organization.

-----Original Message-----
From: PI 351 email address [mailto:pi351@fmr.com]
Sent: Friday, April 18, 2008 4:36 PM
To: matt@financialriskconsulting.com
Subject: RE: No Subject[#1188796]

Dear Mr. Lecher:

I would be glad to forward any questions you have to our Chief Compliance Officer. Or you can contact that person by writing to:

Fidelity Investments

82 Devonshire Street

Attn: Executive Offices

Mailzone: OS2S

Boston, MA 02109

Sincerely,

Kathleen Whewell

Senior Account Delegate

W014132-15APR08

Fidelity Brokerage Services LLC, Member NYSE, SIPC

--Original Message--
From: matt@financialriskconsulting.com
Date: 4/18/2008 11:08:51 AM
To: pi351@fmr.com
Subject: RE: No Subject[#1188796]

I don't want to rush you low-lifes or anything, but who is your chief compliance officer ?

And I would like to know that now. And as for your indication about receiving Fidelity's response soon, please do make it soon because if what we get back from your firm is the usual hot air and twaddle - the complaint letters are going out. I understand and recognize that you people are rich enough and morally jaundiced enough to pay your way out of anything, via lawyers and lobbyists and so forth - but we don't have to sit here with a polite blank expression while basically you act like bucket shop thugs. More like a combination of corrupt civil servants, indolent heirs, and bucket shop thugs, to really be accurate. It is great to be a Fidelity client.

It was great to see in the news recently that even Peter Lynch had been taking payoffs. Very impressive.

Who is your chief compliance officer ?

While you pondering the question what department are you in - please disclose to me who is Fidelity's chief compliance officer ?

Alright - we can wait a brief time to allow for that. In 25+ years of business, I have never encountered someone referring to themselves as a "delegate" except in a union.

Are you in Fidelity's legal department, or branch management ?

-----Original Message-----
From: PI 351 email address [mailto:pi351@fmr.com]
Sent: Tuesday, April 15, 2008 7:06 PM
To: matt@financialriskconsulting.com
Subject: No Subject[#1188796]

Dear Mr. Lechner:

On behalf of Fidelity Brokerage Services LLC ("Fidelity"), we acknowledge receipt of your correspondence, dated April 15, 2008.

We are currently researching the issues raised in your letter. You will receive Fidelity's response to your concerns in the near future.

Sincerely,

Kathleen Whewell
Senior Account Delegate

File Number: W014132-15apr08

Exhibit E

Fidelity Investments

Eric D. Roiter

Sent via overnight mail

July 11, 2006

Mr. Matthew W. Lechner
6 Ebenezer Lane
Pound Ridge, NY 10576

Dear Mr. Lechner:

We are in receipt of your shareholder proposal received on June 27, 2006 in the form of letters addressed to certain Fidelity fund trustees, including Dennis Dirks, Albert Gamper, Robert Gates and Stephen Jonas. Under Rule 14a-8(f) of the Securities Exchange Act of 1934 (the 1934 Act), we are excluding your proposal from the proxy materials for the Special Meeting of Shareholders of Fidelity Cash Reserves and Fidelity U.S. Government Reserves scheduled for July 19, 2006 (Special Shareholder Meeting) because it was not timely submitted.

Under Rule 14a-8(e)(3) of the 1934 Act, shareholder proposals submitted for a meeting other than a regularly scheduled annual meeting must be submitted "a reasonable time before the company begins to print and mail its proxy materials." The proxy materials for the Special Shareholder Meeting began printing on May 15, 2006 and were mailed to shareholders on May 22, 2006. Your proposal was received after the proxy materials had been printed and mailed to shareholders. As such, your proposal was not timely submitted.

As stated in the proxy statement for the Special Shareholder Meeting, shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of the Fidelity Phillips Street Trust, 82 Devonshire Street, Boston, Massachusetts 02109. Please note that no subsequent shareholder meeting is currently scheduled for Fidelity Cash Reserves or Fidelity U.S. Government Reserves.

We appreciate the time you have taken to submit your proposals, and share your concerns regarding brokerage costs, as demonstrated by our recent efforts to lower brokerage costs for our funds by separating payments for research from trading commissions. We encourage investors to be involved with our proxy meetings and are glad you have such an interest in the management of the Fidelity Funds. Please contact Fidelity at 1-800-544-3198 if you have questions regarding subsequent shareholder meetings.

Sincerely,

Eric D. Roiter
Secretary

#434087

Matt Lechner

From: Matt Lechner [MattLechner@optonline.net]
Sent: Wednesday, July 12, 2006 12:07 PM
To: 'editor-mutualfundguide@fmr.com'
Subject: PLEASE FORWARD TO ERIC D. ROITER, SECRETARY

7/12/2006

Hello Mr. Roiter, it was very nice of you to send that letter to me, thank you.

Please confirm to me that you have logged in my proposal in the records of the funds Board of Directors, which is a duly submitted shareholder proposal not merely a letter as you suggested.

Also, since you "don't have time" to present the proposal at this meeting, please advise me when you will be presenting it.

And, in subsequent communications, please leave out the sarcasm !

I do not have "such an interest" in the management of Fidelity's mutual funds.

Unfortunately, I have become aware through first-hand experience, of your firm's abusive brokerage practices, namely shielding buy and sell orders from the marketplace.

When you bully people and take advantage in one area, like by refusing market access for bond orders, it's a natural question are you up to some other shenanigans elsewhere. My proposal is a simple fail-safe measure to insure you're not.

If things are on the up and up, the proposal should be no problem at all.

Matt Lechner
CFP, CRPS, CIMA, FRM
